Exhibit 99.1

MultiMetaVerse Holdings Limited

Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held on January 31, 2025

Notice is hereby given that an Extraordinary General Meeting of the Shareholders (the “Extraordinary General Meeting”) of MultiMetaVerse Holdings Limited., a company limited by shares formed under the laws of the British Virgin Islands (the “Company”), will be held on January 31, 2025, at 9:30 a.m., local time, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via https://loeb.zoom.us/j/99196139171?pwd=hWWc8Dj8oQz3gMPPq1pgawVYCvMRDd.1 (Meeting ID: 991 9613 9171), for the following purposes:

(1)    To authorize the Board of Directors (the “Board”), at the discretion of the Board, to approve (i) the consolidation of the Company’s class A ordinary shares (the “Ordinary Shares”) with a ratio in the range between and including 10-to-1 shares and 20-to-1 shares (the “Share Consolidation”), with such ratio to be determined by the Board (the “Ratio”), for the primary purpose of maintaining the Company’s listing on the Nasdaq Stock Market LLC (“Nasdaq”), (ii) the change to the maximum number of Ordinary Shares the Company is authorized to issue following the Share Consolidation based on the Ratio (the “Share Capital Change”), and (iii) the amendment of the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter Amendment”) to reflect the Share Consolidation and the Share Capital Change (together, the “Charter Amendment Proposal”);; and

(2)    To consider and vote upon a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve the Charter Amendment Proposal (the “Adjournment Proposal”).

We will also consider any other business that properly comes before the Extraordinary General Meeting.

Shareholders of record of the Company’s Ordinary Shares at the close of business on December 10, 2024 are entitled to notice of, and to vote at, the Extraordinary General Meeting or any adjournment or postponement thereof.

Your attention is directed to the Proxy Statement accompanying this Notice for a more complete statement of matters to be considered at the Extraordinary General Meeting.

All shareholders are cordially invited to attend the meeting. Whether or not you plan to participate in this Extraordinary General Meeting, your vote is very important and we encourage you to vote promptly. After reading this Proxy Statement, please promptly mark, sign and date the enclosed proxy card and return it by following the instructions on the proxy card or voting instruction card or vote by telephone or by Internet. If you attend the Extraordinary General Meeting, you will have the right to revoke the proxy and vote your shares in person. If you hold your shares through an account with a brokerage firm, bank, or other nominee, please follow the instructions you receive from your brokerage firm, bank, or other nominee to vote your shares.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,
/s/ Yiran Xu
Yiran Xu
Chairman of the Board of Directors

Dated: December 10, 2024

MultiMetaVerse Holdings Limited

Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065

PROXY STATEMENT
for
Extraordinary General Meeting of Shareholders
to be held January 31, 2025

To the Shareholders of MultiMetaVerse Holdings Limited:

The Company is soliciting proxies on behalf of the Board of Directors (the “Board”) in connection with the Extraordinary General Meeting of the shareholders (the “Extraordinary General Meeting”) of MultiMetaVerse Holdings Limited, a BVI business Company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”), which will be held on January 31, 2025, at 9:30 a.m. local time, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via https://loeb.zoom.us/j/99196139171?pwd=hWWc8Dj8oQz3gMPPq1pgawVYCvMRDd.1 (Meeting ID: 991 9613 9171), for the following purposes:

(1)    To authorize the Board of Directors (the “Board”), at the discretion of the Board, to approve (i) the consolidation of the Company’s class A ordinary shares (the “Ordinary Shares”) with a ratio in the range between and including 10-to-1 shares and 20-to-1 shares (the “Share Consolidation”), with such ratio to be determined by the Board (the “Ratio”), for the primary purpose of maintaining the Company’s listing on the Nasdaq Stock Market LLC (“Nasdaq”), (ii) the change to the maximum number of Ordinary Shares the Company is authorized to issue following the Share Consolidation based on the Ratio (the “Share Capital Change”), and (iii) the amendment of the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter Amendment”) to reflect the Share Consolidation and the Share Capital Change (together, the “Charter Amendment Proposal”); and

(2)    To consider and vote upon a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve the Charter Amendment Proposal (the “Adjournment Proposal”).

We will also consider any other business that properly comes before the Extraordinary General Meeting.

The Board has set December 10, 2024 as the record date (the “Record Date”) to determine those holders of the Ordinary Shares who are entitled to notice of, and to vote at, the Extraordinary General Meeting.

IMPORTANT: Please mark, date, and sign the enclosed proxy card and promptly return it in the accompanying postage-paid envelope or vote by telephone or by Internet to assure that your shares are represented at the meeting.

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 31, 2025: Our Proxy Statement is enclosed. A complete set of proxy materials relating to our Extraordinary

GENERAL INFORMATION

Who may vote

Only shareholders of record at the close of business on December 10, 2024 (the “Record Date”) will be entitled to vote at the Extraordinary General Meeting. As of the Record Date, 36,998,914 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share outstanding on the Record Date is entitled to one vote on each proposal.

Proxy Materials

The proxy materials include:

•        this Proxy Statement for the Extraordinary General Meeting; and

•        the Proxy Card or a voting instruction card for the Extraordinary General Meeting.

Date of Mailing

This notice and the proxy statement are first being mailed to shareholders on or about December 18, 2024.

FORWARD-LOOKING STATEMENTS

This proxy statement, including information incorporated by reference into this proxy statement, contains forward-looking statements regarding, among other things, the Company’s plans, strategies and prospects. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Many of the forward-looking statements contained in this presentation may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

•        the ability to maintain the listing of the Company’s Ordinary Shares on the Nasdaq Stock Market LLC (the “Nasdaq”) following the shareholder meeting;

•        changes adversely affecting the business in which the Company is engaged;

•        general economic conditions; and

•        the result of future financing and mergers and acquisitions efforts.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement. All forward-looking statements included herein attributable to any of the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company has no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

What items of business will be voted on at the Extraordinary General Meeting?

The items of business scheduled to be voted on at the Extraordinary General Meeting are:

(1)    To authorize the Board of Directors (the “Board”), at the discretion of the Board, to approve (i) the consolidation of the Company’s class A ordinary shares (the “Ordinary Shares”) with a ratio in the range between and including 10-to-1 shares and 20-to-1 shares (the “Share Consolidation”), with such ratio to be determined by the Board (the “Ratio”), for the primary purpose of maintaining the Company’s listing on the Nasdaq Stock Market LLC (“Nasdaq”), (ii) the change to the maximum number of Ordinary Shares the Company is authorized to issue following the Share Consolidation based on the Ratio (the “Share Capital Change”), and (iii) the amendment of the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter Amendment”) to reflect the Share Consolidation and the Share Capital Change (together, the “Charter Amendment Proposal”); and

(2)    To consider and vote upon a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve the Charter Amendment Proposal (the “Adjournment Proposal”).

How does the Board recommend that I vote?

The Board unanimously recommends that you vote your shares “FOR” the Charter Amendment Proposal and “FOR” the Adjournment Proposal.

How can I vote if I own shares directly?

Most shareholders do not own shares registered directly in their name, but rather are “beneficial holders” of shares held in a stock brokerage account or by a bank or other nominee (that is, shares held “in street name”). Those shareholders should refer to “How can I vote if my shares are held in a stock brokerage account, or by a bank or other nominee?” below for instructions regarding how to vote their shares.

If, however, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you. You may vote in the following ways:

•        By Mail:    Votes may be cast by mail, as long as the proxy card or voting instruction card is delivered in accordance with its instructions prior to 4:00 p.m., Eastern Time, on January 30, 2025. Shareholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies by completing, signing, and dating their proxy card or voting instruction card and mailing it in the accompanying pre-addressed envelope.

•        By Attending the Meeting:    You may attend the meeting in person on January 31, 2025, at 9:30 a.m. local time at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via https://loeb.zoom.us/j/99196139171?pwd=hWWc8Dj8oQz3gMPPq1pgawVYCvMRDd.1 (Meeting ID: 991 9613 9171).

•        By Phone or Internet:    Shareholders may vote by phone or Internet by following the instructions included in the proxy card they received. Your vote must be received by 11:59 p.m., Eastern Time on January 30, 2025 to be counted.

If you vote by proxy, your vote must be received by 11:59 p.m. U.S. Eastern Time on January 30, 2025, to be counted.

Whichever method you select to transmit your instructions, the proxy holders will vote your shares in accordance with those instructions. If no specific instructions are given, the shares will be voted in accordance with the recommendation of our Board and as the proxy holders may determine in their discretion with respect to any other matters that properly come before the meeting.

How can I vote if my shares are held in a stock brokerage account, or by a bank or other nominee?

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name,” and your broker or nominee is considered the “Shareholder of record” with respect to those shares. Your broker or nominee should be forwarding these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee how to vote, and you are also invited to participate in the Extraordinary General Meeting. However, since you are not the Shareholder of record, you may not vote these shares in person unless you obtain a legal proxy from your brokerage firm or bank. If a broker, bank, or other nominee holds your shares, you will receive instructions from them that you must follow in order to have your shares voted.

What is a quorum for the Extraordinary General Meeting?

The presence of the holders of 50% of the issued and outstanding shares of the Company’s Ordinary Shares entitled to vote as of the Record Date, represented in person or by proxy, is necessary to constitute a quorum for the transaction of business at the Extraordinary General Meeting. Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker) or if you participate in, and vote electronically at, the Extraordinary General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining a quorum.

What is the voting requirement to approve each of the proposals?

Proposal	Vote Required	Broker Discretionary Voting Allowed
No. 1 — Approval of the Company’s Board to effectuate the Share Consolidation and Share Capital Change, and the Charter Amendment with the final Ratio to be determined by the Company’s Board;	Affirmative vote of a majority of votes cast in person or by proxy	Yes

No. 2 — Adjourn the Extraordinary General Meeting to solicit more votes to approve the Charter Amendment Proposal	Affirmative vote of a majority of shares present and entitled to vote in person or by proxy	Yes

What is the effect of abstentions and broker non-votes?

For the Charter Amendment Proposal, abstentions and broker non-votes will be counted as votes cast and, accordingly, will have the same effect as an “AGAINST” vote on such matters. For the Adjournment Proposal, abstentions will have the same effect as an “AGAINST” vote while broker non-votes will not have any effect on the proposal.

If you are a beneficial owner and hold your shares in “street name” in an account at a bank or brokerage firm, it is critical that you cast your vote if you want it to count in the vote on the above proposals. Under the rules governing banks and brokers who submit a proxy card with respect to shares held in “street name,” such banks and brokers have the discretion to vote on routine matters, but not on non-routine matters. Banks and brokers may not vote any of the proposals being presented at the Extraordinary General Meeting if you do not provide specific voting instructions. Accordingly, we encourage you to vote promptly, even if you plan to participate in the Extraordinary General Meeting.

Can I change my vote or revoke my proxy?

Subject to any rules and deadlines your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the Extraordinary General Meeting. If you are a shareholder of record, you may change your vote by (1) delivering to the Company’s Chief Financial Officer, prior to your shares being voted at Extraordinary General Meeting, a written notice of revocation dated later than the prior proxy card relating to the same shares, (2) delivering a valid, later-dated proxy in a timely manner, (3) attending the Extraordinary General Meeting and voting electronically (although attendance at the Extraordinary General Meeting will not, by itself, revoke a proxy), or (4) voting again via phone or Internet at a later date.

If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee or other nominee, or (2) if you have obtained a legal proxy from the broker, trustee or other nominee that holds your shares giving you the right to vote the shares and provided a copy to our transfer agent and registrar, Continental Stock Transfer & Trust Company, together with your email address as described below, by attending the Extraordinary General Meeting and voting electronically.

Any written notice of revocation or subsequent proxy card must be received by the Company’s Corporate Secretary prior to the taking of the vote at the Extraordinary General Meeting.

Who will bear the cost of soliciting votes for the Extraordinary General Meeting?

The Company will bear the cost of preparing, assembling, printing, mailing, and distributing these proxy materials and soliciting votes. If you access the proxy materials over the Internet, you are responsible for Internet access charges you may incur. In addition, we will request banks, brokers and other intermediaries holding shares of our Ordinary Shares beneficially owned by others to obtain proxies from the beneficial owners and will reimburse them for their reasonable expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone, by electronic communications and personal solicitation by our Executive Officers, Directors, and employees. No additional compensation will be paid to our Executive Officers, Directors or employees for such solicitation.

Proxies with respect to the Extraordinary General Meeting may be solicited by telephone, by mail on the Internet or in person. The Company has engaged Advantage Proxy as its proxy solicitor to assist in the solicitation of proxies.

Who Can Answer Your Questions About Voting Your Shares?

If you are a holder of the Company’s shares and have any questions about how to vote or direct a vote in respect of your securities, you should contact:

MultiMetaVerse Holdings Limited
Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065
Attention: Chief Financial Officer
Email: nick.li@7doc.cn

You may also contact the proxy solicitor of the Company at:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Tel: 877-870-8565 (toll-free) or
(206) 870-8565 (banks and brokers can call collect)
Email: ksmith@advantageproxy.com

PROPOSAL NO. 1
CHARTER AMENDMENT PROPOSAL

APPROVAL TO EFFECT SHARE CONSOLIDATION AND SHARE CAPITAL CHANGE
OF THE COMPANY’S ORDINARY SHARES

On December 10, 2024, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolutions:

(1)    To authorize the Board of Directors (the “Board”), at the discretion of the Board, to approve (i) the consolidation of the Company’s class A ordinary shares (the “Ordinary Shares”) with a ratio in the range between and including 10-to-1 shares and 20-to-1 shares (the “Share Consolidation”), with such ratio to be determined by the Board (the “Ratio”), for the primary purpose of maintaining the Company’s listing on the Nasdaq Stock Market LLC (“Nasdaq”), (ii) the change to the maximum number of Ordinary Shares the Company is authorized to issue following the Share Consolidation based on the Ratio (the “Share Capital Change”), and (iii) the amendment of the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter Amendment”) to reflect the Share Consolidation and the Share Capital Change (together, the “Charter Amendment Proposal”); and

Purpose of the Share Consolidation

On October 18, 2024, the Company received written notice (the “Notice”) from Nasdaq stating that the Company was not in compliance with the minimum bid price of $1.00 per share requirement under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) and the minimum market value of listed securities of $35 million requirement under Nasdaq Listing Rule 5550(b)(2) (the “MVLS Rule”), and had failed to regain compliance with the Bid Price Rule and the MVLS Rule during the extension period which ended on October 14, 2024.

The primary purpose of the Share Consolidation is to increase the per share price of our Ordinary Shares in order to maintain the listing of our Ordinary Shares on Nasdaq. Our Board believes that, in addition to increasing the price of our Ordinary Shares, the Share Consolidation would make our Ordinary Shares more attractive to a broader range of institutional and other investors. Accordingly, for these and other reasons discussed below, we believe that effecting the Share Consolidation is in the Company’s and our shareholders’ best interests. We believe proposing multiple ratios for the Share Consolidation, rather than proposing that shareholders approve a specific ratio at this time, provides the Board with the most flexibility to achieve the desired results of the Share Consolidation. At this time, the Board is seeking approval from the shareholders to authorize a Ratio in a range including 10-to-1 shares and 20-to-1 shares for all outstanding shares with all fractional shares rounded up to the next whole share.

No further action on the part of Shareholders will be required to implement the Share Consolidation, or to select the specific ratio for the Share Consolidation. If the Charter Amendment Proposal is approved, the Board would make the determination as to the final ratio of the Share Consolidation which will be reflected in an amendment to the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter Amendment”). The description of the Charter Amendment set forth herein is a summary only and is qualified in its entirety by and subject to the full text of the form of proposed amendment which is attached as Annex A hereto.

See “Procedure for Effecting a Share Consolidation and Exchange of Stock Certificates” below.

Except for adjustments that may result from the treatment of fractional shares as described below, each Shareholder will hold the same percentage of Ordinary Shares outstanding immediately following the Share Consolidation as that Shareholder held immediately before the Share Consolidation.

Certain Risks Associated with the Share Consolidation

While the Board believes that the Company’s Ordinary Shares would trade at higher prices after the consummation of the Share Consolidation, there can be no assurance that the increase in the trading price will occur, or, if it does occur, that it will equal or exceed 10 to 20 times the market price of the Ordinary Shares prior to the Share Consolidation. In some cases, the total market value of a company following a Share Consolidation is lower, and may be substantially lower, than the total market value before the Share Consolidation. In addition, the fewer number of shares that will be available to trade could possibly cause the trading market of the Ordinary Shares to become less liquid, which could have an adverse effect on the price of the Ordinary Shares. The market price of the Ordinary Shares is based on our performance and other factors, some of which may be unrelated to the number of our shares outstanding. In addition, there can be no assurance that the Share Consolidation will result in a per share price that will attract brokers and investors who do not trade in lower priced stock.

Principal Effects of the Share Consolidation

The Share Consolidation would have the following effects based upon 36,998,914 Ordinary Shares issued and outstanding as of the Record Date. In the following discussion, we provide examples of the effects of the Share Consolidation at the lower-end of the range of the Ratio and at the higher-end of the range of the Ratio.

If the Share Consolidation is approved at the low end of the range:

•        in a 10-to-1 Ratio, every ten shares of our Ordinary Shares issued and outstanding immediately prior to the Share Consolidation effective date (the “Old Shares”) owned by a shareholder will automatically and without any action on the part of the shareholders be converted into one (1) Ordinary Share (the “New Shares”); and

•        the number of our Ordinary Shares issued and outstanding will be reduced from 36,998,914 shares to approximately 3,699,892 shares.

If the Share Consolidation is approved at the high end of the Share Consolidation range:

•        in a 20-to-1 Ratio, every twenty of our Old Shares owned by a shareholder would be exchanged for one (1) New Share; and

•        the number of our Ordinary Shares issued and outstanding will be reduced from 36,998,914 shares to approximately 1,849,946 shares.

The Share Consolidation will be effected simultaneously for all of our outstanding Ordinary Shares and the exchange ratio will be the same for all of our outstanding Ordinary Shares. The Share Consolidation will affect all of our shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, except to the extent that the Share Consolidation results in any of our shareholders owning a fractional share. As described below, shareholders and holders of options and warrants holding fractional shares will have their shares rounded up to the nearest whole number. Ordinary Shares issued pursuant to the Share Consolidation will remain fully paid and non-assessable.

Fractional Shares.    No fractional share certificates will be issued in connection with the Share Consolidation. Shareholders who otherwise would be entitled to receive fractional shares because they hold a number of Old Shares not evenly divisible by 10-to-1 or by 20-to-1 Ratio, will be entitled, upon surrender of certificate(s) representing these shares, to a number of shares of New Shares rounded up to the nearest whole number. The ownership of a fractional interest will not give the shareholder any voting, dividend or other rights except to have his or her fractional interest rounded up to the nearest whole number when the New Shares are issued.

Options and Warrants.    All outstanding options, warrants, notes, debentures and other securities convertible into Ordinary Shares will be adjusted as a result of the Share Consolidation, as required by the terms of these securities. In particular, the conversion ratio for each instrument will be reduced, and the conversion price or exercise price, if applicable, will be increased, in accordance with the terms of each instrument and based on the Ratio in the range between and including 10-to-1 shares and 20-to-1 shares, with the final ratio to be determined by the Company’s Board.

Effect of the Share Capital Change

According to the Amended and Restated Memorandum and Articles of Association, we are authorized to issue a maximum of 111,000,000 shares with no par value, divided into three classes of shares, namely: (i) 100,000,000 Class A ordinary shares with no par value, (which we refer to in this proxy statement as “Ordinary Shares” and are subject to the Charter Amendment Proposal), (ii) 10,000,000 Class B ordinary shares with no par value, and

(iii) 1,000,000 preferred shares with no par value. There are no Class B ordinary shares or preferred shares outstanding at this time. Upon effectiveness of the Share Capital Change, the total number of authorized shares of Class A ordinary shares of the Company that can be issued would be reduced based on the final Ratio to be determined by the Board.

Certain Risks Associated with a Share Consolidation

Reducing the number of outstanding shares of the Ordinary Shares through the Charter Amendment is intended, absent other factors, to increase the per share market price of the Ordinary Shares. Other factors, however, such as the Company’s financial results, market conditions, the market perception of the Company’s business and other risks, including those set forth below and in the Company’s SEC filings and reports, including its Annual Report on Form 20-F for the year ended December 31, 2023, as amended, may adversely affect the market price of the Ordinary Shares. As a result, there can be no assurance that the Share Consolidation, if completed, will result in the intended benefits described above, that the market price of the Ordinary Shares will increase following the Share Consolidation or that the market price of the Ordinary Shares will not decrease in the future.

The Share Consolidation May Not Result in a Sustained Increase in the Price of the Ordinary Shares.    The effect of the Share Consolidation upon the market price of the Ordinary Shares cannot be predicted with any certainty and the Company cannot assure you that the Share Consolidation will result in a sustained increase in the price of the Ordinary Shares for any meaningful period of time, or at all. The Board believes that the Share Consolidation has the potential to increase the market price of the Ordinary Shares, and therefore may help to satisfy the MVLS Rule and Bid Price Rule. However, the long- and short-term effect of the Share Consolidation upon the market price of the Ordinary Shares cannot be predicted with any certainty.

The Share Consolidation May Decrease the Liquidity of the Ordinary Shares.    The Board believes that the Share Consolidation may result in an increase in the market price of the Ordinary Shares, which could lead to increased interest in the Ordinary Shares and possibly promote greater liquidity for the Company’s shareholders. However, the Share Consolidation will also reduce the total number of outstanding Ordinary Shares, which may lead to reduced trading and a smaller number of market makers for the Ordinary Shares. There also can be no assurance the Share Consolidation will enhance the Company’s ability to engage in capital raising activities.

The Share Consolidation May Result in Some Shareholders Owning “Odd Lots” That May Be More Difficult to Sell or Require Greater Transaction Costs per Share to Sell.    If the Share Consolidation is implemented, it will increase the number of shareholders who own “odd lots” of less than 100 Ordinary Shares. A purchase or sale of less than 100 Ordinary Shares (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers. Therefore, those shareholders who own less than 100 Ordinary Shares following the Share Consolidation may be required to pay higher transaction costs if they sell their Ordinary Shares.

The Share Consolidation May Lead to a Decrease in the Overall Market Capitalization of the Company.    The Share Consolidation may be viewed negatively by the market and, consequently, could lead to a decrease in the overall market capitalization of the Company. If the per share market price of the Ordinary Shares does not increase in proportion to the Ratio, then the value of the Company, as measured by the market capitalization of the Company, will be reduced.

Impact of a Share Consolidation If Implemented

The Share Consolidation would affect all holders of Ordinary Shares uniformly and would not affect any shareholder’s percentage ownership interests or proportionate voting power. The other principal effects of the Charter Amendment will be that:

•        the number of issued and outstanding Ordinary Shares (and treasury shares, if any), will be reduced proportionately based on the final Ratio, as determined by the Board;

•        based on the final Ratio, the per share exercise price of all outstanding options and warrants will be increased proportionately and the number of Ordinary Shares issuable upon the exercise of all outstanding options and warrants will be reduced proportionately; and

•        the number of shares reserved for issuance pursuant to any outstanding equity awards and any maximum number of shares with respect to which equity awards may be granted will be reduced proportionately based on the final Ratio.

Following the Share Consolidation, the Board will have the authority, subject to applicable securities laws, to issue all authorized and unissued shares without further shareholder approval, upon such terms and conditions as the Board deems appropriate. Although we consider financing opportunities from time to time, we do not currently have any plans, proposals or understandings to issue the additional shares that would be available if the Share Consolidation is approved and effected, but some of the additional shares underlie warrants, which could be exercised or converted after the Share Consolidation is effected.

Accounting Matters.    The Share Consolidation will not affect the par value of our Ordinary Shares. As a result, on the effective date of the Share Consolidation, the stated capital on our balance sheet attributable to our Ordinary Shares will be reduced in proportion to the Share Consolidation ratio (that is, in a 10-to-1 Share Consolidation, the stated capital attributable to our Ordinary Shares will be reduced to one-tenth of its existing amount and in a 20-to-1 Share Consolidation, the stated capital attributable to our Ordinary Shares will be reduced to one-twentieth of its existing amount) and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share net income or loss and net book value of our Ordinary Shares will also be increased because there will be fewer shares of our Ordinary Shares outstanding.

Potential Anti-Takeover Effect.    Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of our Board or contemplating a tender offer or other transaction for the combination of the Company with another company), the Share Consolidation was not proposed in response to any effort of which we are aware to accumulate our Ordinary Shares or obtain control of us, nor is it part of a plan by management to recommend a series of similar actions having an anti-takeover effect to our Board and shareholders. Other than the Share Consolidation, our Board does not currently contemplate recommending the adoption of any other corporate action that could be construed to affect the ability of third parties to take over or change control of the Company.

The number of shares held by each individual shareholder will be reduced if the Share Consolidation is implemented. This will increase the number of shareholders who hold less than a “round lot,” or 100 shares. Typically, the transaction costs to shareholders selling “odd lots” are higher on a per share basis. Consequently, the Share Consolidation could increase the transaction costs to existing shareholders in the event they wish to sell all or a portion of their shares.

The Company is subject to the periodic reporting and other requirements of the Exchange Act. If the proposed Share Consolidation is implemented, our Ordinary Shares will continue to be reported on Nasdaq under the symbol “MMV.” We will continue to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting a Share Consolidation

The Share Consolidation will be accomplished by our Board of Directors passing a resolution to effect the Share Consolidation (the “Board Resolution”). The Share Consolidation will become effective at such future date and the exact ratio to be as determined by the Board and an amendment will be made to the Company’s Amended and Restated Memorandum and Articles of Association and filed with the Registry of Corporate Affairs with the British Virgin Islands (which we refer to as the “Effective Time”) following passing of the Board Resolution. As soon as practicable after the Effective Time, shareholders will be notified that the Share Consolidation has been effected.

SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S)
AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Material U.S. Federal Income Tax Consequences of the Share Consolidation

The following is a summary of certain material U.S. federal income tax consequences of the Share Consolidation to our U.S. Holders (as defined below). The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date of this Proxy Statement. Changes to the laws could alter the tax consequences described below, possibly with retroactive effect. We have not sought and will not seek an opinion of counsel or a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of a Share Consolidation. This discussion only addresses U.S. Holders who hold Ordinary Shares as capital assets. It does not purport to be complete and does not address U.S. Holders subject to special tax treatment under the Code, including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in securities, foreign stockholders, U.S. Holders who hold their pre-Share Consolidation Ordinary Shares as part of a straddle, hedge or conversion transaction, and U.S. Holders who acquired their pre-Share Consolidation Ordinary Shares pursuant to the exercise of employee stock options or otherwise as compensation. If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships (and other entities treated as partnerships for U.S. federal income tax purpose) holding our Ordinary Shares and the partners in such entities should consult their own tax advisors regarding the U.S. federal income tax consequences of the proposed Share Consolidation to them. In addition, the following discussion does not address the tax consequences of the Share Consolidation under state, local and non-U.S. tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the Share Consolidation, whether or not they are in connection with the Share Consolidation.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Ordinary Shares that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.

In general, the U.S. federal income tax consequences of a Share Consolidation will vary among U.S. Holders depending upon whether they receive solely a reduced number of shares of Ordinary Shares in exchange for their old shares of Ordinary Shares or a full share in lieu of a fractional share. We believe that because the Share Consolidation is not part of a plan to increase periodically a U.S. Holder’s proportionate interest in our assets or earnings and profits, the Share Consolidation should have the following U.S. federal income tax effects. The Share Consolidation is expected to constitute a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. A U.S. Holder who receives solely a reduced number of shares of Ordinary Shares will not recognize gain or loss. In the aggregate, such a U.S. Holder’s basis in the reduced number of shares of Ordinary Shares will equal the U.S. Holder’s basis in its old shares of Ordinary Shares and such U.S. Holder’s holding period in the reduced number of shares will include the holding period in its old shares exchanged. The Treasury Regulations provide detailed rules for allocating the tax basis and holding period of shares of Ordinary Shares surrendered in a recapitalization to shares received in the recapitalization. Stockholders of our Ordinary Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

A U.S. Holder who holds a number of shares of Ordinary Shares not evenly divisible by the Ratio will automatically be entitled to receive an additional fraction of a share of Ordinary Shares to round up to the next whole share of Ordinary Shares. The U.S. federal income tax consequences of the receipt of such an additional fraction of a share are not clear. A U.S. Holder that receives a full share in lieu of a fractional share may be treated as though it received a distribution from us to the extent that the value of the full share exceeds the value of the fractional share the U.S. Holder otherwise would have received. Such distribution would generally be a dividend to the extent of our current or accumulated earnings and profits. Any amount in excess of earnings and profits would generally reduce the U.S. Holder’s basis in their shares of Ordinary Shares by the amount of such excess. The portion of the full share in excess of the fractional share would generally have a tax basis equal to the amount recognized as a dividend and the holding period for such share would begin on the date of the deemed distribution. U.S. Holders are urged to consult their own tax advisors as to the possible tax consequences of receiving an additional fraction of a share in the Share Consolidation.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL U.S. INCOME TAX CONSEQUENCES OF THE SHARE CONSOLIDATION AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE SHARE CONSOLIDATION IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES.

Dissenters’ Rights of Appraisal

We are a BVI business company limited by shares incorporated under the laws of the British Virgin Islands and are governed by the BVI Business Companies Act, 2004 (as amended). Holders of the Company’s Ordinary Shares will not have appraisal or dissenter’s rights under the BVI Business Companies Act, 2004 (as amended) in connection with the Share Consolidation or the Share Capital Change.

Interest of Certain Persons in Matters to be Acted Upon

No director, executive officer, associate of any director or executive officer or any other person has any substantial interest, direct or indirect, by security holdings or otherwise, in the Share Consolidation or the Share Capital Change that is not shared by all other shareholders of ours.

Approval Required for Approval

The affirmative vote of a majority of votes cast in person or represented by proxy at the Extraordinary General Meeting is required to approve the Charter Amendment Proposal. Abstentions and broker non-votes will have the same effect as an “AGAINST” vote with respect to the approval of the Charter Amendment Proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE CHARTER AMENDMENT PROPOSAL.

PROPOSAL NO. 2
THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the Board to adjourn the Extraordinary General Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to the Company’s shareholders, in the event that, based upon the tabulated vote at the time of the Extraordinary General Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Charter Amendment Proposal.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by the shareholders, the Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Charter Amendment Proposal.

Vote Required for Approval

The affirmative vote of a majority of shares present in person or represented by proxy at the Extraordinary General Meeting and entitled to vote is required to approve Adjournment Proposal. Abstentions will have the effect of a vote “AGAINST” the Adjournment Proposal and broker “non-votes” will have no effect with respect to the approval of the Adjournment Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

MISCELLANEOUS

We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated December 10, 2024. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

By Order of the Board of Directors,
/s/ Yiran Xu
Yiran Xu
Chief Executive Officer
December 10, 2024

Annex A

Territory of the British Virgin Islands The BVI Business Companies Act, 2004

memorandum and articles of association OF MultiMetaVerse Holdings Limited Incorporated as a BVI Business Company on 13 July 2021 Amended and Restated on [DATE]

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

MEMORANDUM OF ASSOCIATION

OF

MultiMetaVerse Holdings Limited

A COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ON [DATE]

1            NAME

The name of the Company is MultiMetaVerse Holdings Limited.

2            STATUS

The Company shall be a company limited by shares.

3            REGISTERED OFFICE AND REGISTERED AGENT

3.1         The first registered office of the Company is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands, the office of the first registered agent.

3.2         The first registered agent of the Company is Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands.

3.3         The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

4            CAPACITY AND POWER

4.1         The Company has, subject to the Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

(a)         full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)         for the purposes of paragraph (a), full rights, powers and privileges.

4.2         There are subject to Clause 4.1, no limitations on the business that the Company may carry on.

5            NUMBER AND CLASSES OF SHARES

5.1         The Company is authorised to issue a maximum of [Number] Shares with no par value divided into three classes of shares as follows:

(a)         [Number] class A ordinary shares with no par value (Class A Ordinary Shares);

(b)         10,000,000 class B ordinary shares with no par value (Class B Ordinary Shares and together with the Class A Ordinary Shares being referred to as the Ordinary Shares);

(c)         1,000,000 preferred shares with no par value (Preferred Shares).

Annex A-1

5.2         The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share (if authorised by the Board of Directors) may have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

6            DESIGNATIONS POWERS PREFERENCES OF SHARES

6.1         Save and except for the rights referred to in Regulation 10 and as otherwise set out in these Articles, and subject to Clause 7 and the power of the Directors to issue Preference Shares with such preferred rights as they shall determine pursuant to Regulation 2.2, each Ordinary Share in the Company confers upon the Member (unless waived by such Member):

(a)         Subject to Clause 11, the right to one vote at a meeting of the Members of the Company or on any Resolution of Members;

(b)         the right to an equal share with each other Ordinary Share in any dividend paid by the Company; and

(c)         the right to an equal share with each other Ordinary Share in the distribution of the surplus assets of the Company on its liquidation.

6.2         The rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be stated in this Memorandum, which shall be amended accordingly prior to the issue of such Preferred Shares. Such rights, privileges, restrictions and conditions may include:

(a)         the number of shares and series constituting that class and the distinctive designation of that class;

(b)         the dividend rate of the Preferred Shares of that class, if any, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in relation to, the dividends payable on any other class or classes of Shares;

(c)         whether that class shall have voting rights, and, if so, the terms of such voting rights;

(d)         whether that class shall have conversion or exchange privileges, and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board of Directors shall determine;

(e)         whether or not the Preferred Shares of that class shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting such Shares for redemption if less than all Preferred Shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount maybe less than fair value and which may vary under different conditions and at different dates;

(f)          whether that class shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of Preferred Shares of that class, and, if so, the terms and amounts of such sinking fund;

(g)         the right of the Preferred Shares of that class to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional Preferred Shares (including additional Preferred Shares of such class of any other class) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition or any subsidiary of any outstanding Preferred Shares of the Company;

(h)         the right of the Preferred Shares of that class in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and whether such rights be in preference to, or in relation to, the comparable rights or any other class or classes of Shares; and

(i)          any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of that class.

6.3         The Directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulation 7 of the Articles.

Annex A-2

6.4         The Directors have the authority and the power by Resolution of Directors:

(a)         to authorise and create additional classes of shares; and

(b)         to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, if any, appertaining to any and all classes of shares that may be authorised to be issued under this Memorandum.

7            VARIATION OF RIGHTS

7.1         Subject to the limitations set out in Clause 11 in respect of amendments to the Memorandum and Articles, the rights attached to a class of the Ordinary Shares as specified in Clause 6.1 may only, whether or not the Company is being wound up, be varied by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the total number of Ordinary Shares of that class that have voted (and are entitled to vote thereon) in relation to any such resolution, unless otherwise provided by the terms of issue of such class.

7.2         The rights attached to any Preferred Shares in issue as specified in Clause 6.2 may only, whether or not the Company is being wound up, be varied by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the Preferred Shares of the same class present at a duly convened and constituted meeting of the Members of the Company holding Preferred Shares in such class which were present at the meeting and voted unless otherwise provided by the terms of issue of such class.

8            RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

9            REGISTERED SHARES

9.1         The Company shall issue registered shares only.

9.2         The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

10          TRANSFER OF SHARES

A Share may be transferred in accordance with Regulation 5 of the Articles.

11          AMENDMENT OF MEMORANDUM AND ARTICLES

11.1       The Company may amend its Memorandum or Articles by a Resolution of Members or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)         to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)         to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)         in circumstances where the Memorandum or Articles cannot be amended by the Members; or

(d)         to change Clauses 7 or 8 or this Clause 11.

12          DEFINITIONS AND INTERPRETATION

12.1       In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

(a)         Act means the BVI Business Companies Act, 2004 (as amended) and includes the regulations made under the Act;

(b)         AGM means an annual general meeting of the Members;

Annex A-3

(c)         Articles means the attached Articles of Association of the Company;

(d)         Board Observer means a person designated as an observer to the Board of Directors in accordance with the Articles.

(e)         Board of Directors means the board of directors of the Company;

(f)          Business Days means a day other than a Saturday or Sunday or any other day on which commercial banks in New York are required or are authorised to be closed for business;

(g)         Chairman means a person who is appointed as chairman to preside at a meeting of the Company and Chairman of the Board means a person who is appointed as chairman to preside at a meeting of the Board of Directors of the Company, in each case, in accordance with the Articles;

(h)         Designated Stock Exchange means the Over-the-Counter Bulletin Board, the Global Select Market, Global Market or the Capital Market of the NASDAQ Stock Market LLC, the NYSE American or the New York Stock Exchange, as applicable; provided, however, that until the Shares are listed on any such Designated Stock Exchange, the rules of such Designated Stock Exchange shall be inapplicable to the Company and this Memorandum or the Articles;

(i)          Director means any director of the Company, from time to time;

(j)          Distribution in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of a Member in relation to Shares held by a Member, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

(k)         Eligible Person means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

(l)          Enterprise means the Company and any other corporation, constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger to which the Company (or any of its wholly owned subsidiaries) is a party, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise of which an Indemnitee is or was serving at the request of the Company as a Director, Officer, trustee, general partner, managing member, fiduciary, employee or agent;

(m)        Exchange Act means the United States Securities Exchange Act of 1934, as amended;

(n)         Expenses shall include all direct and indirect costs, fees and expenses of any type or nature whatsoever, including, without limitation, all legal fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, fees of private investigators and professional advisors, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, fax transmission charges, secretarial services and all other disbursements, obligations or expenses, in each case reasonably incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settlement or appeal of, or otherwise participating in, a Proceeding, including reasonable compensation for time spent by the Indemnitee for which he or she is not otherwise compensated by the Company or any third party. Expenses shall also include any or all of the foregoing expenses incurred in connection with all judgments, liabilities, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred (whether by an Indemnitee, or on his behalf) in connection with such Proceeding or any claim, issue or matter therein, or any appeal resulting from any Proceeding, including without limitation the principal, premium, security for, and other costs relating to any cost bond, supersedeas bond, or other appeal bond or its equivalent, but shall not include amounts paid in settlement by an Indemnitee or the amount of judgments or fines against an Indemnitee;

(o)         FINRA means the Financial Industry Regulatory Authority of the United States;

Annex A-4

(p)         Indemnitee means any person detailed in sub regulations (a) and (b) of Regulation 16;

(q)         Member means an Eligible Person whose name is entered in the share register of the Company as the holder of one or more Shares or fractional Shares;

(r)          Memorandum means this Memorandum of Association of the Company;

(s)         Officer means any officer of the Company, from time to time;

(t)          Ordinary Shares has the meaning ascribed to it in Clause 5.1;

(u)         Preferred Shares has the meaning ascribed to it in Clause 5.1;

(v)         Proceeding means any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the name of the Company or otherwise and whether of a civil (including intentional or unintentional tort claims), criminal, administrative or investigative nature, in which an Indemnitee was, is, will or might be involved as a party or otherwise by reason of the fact that such Indemnitee is or was a Director or Officer of the Company, by reason of any action (or failure to act) taken by him or of any action (or failure to act) on his part while acting as a Director, Officer, employee or adviser of the Company, or by reason of the fact that he is or was serving at the request of the Company as a Director, Officer, trustee, general partner, managing member, fiduciary, employee, adviser or agent of any other Enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided under these Articles;

(w)        relevant system means a relevant system for the holding and transfer of shares in uncertificated form;

(x)         Resolution of Directors means either:

(i)          subject to sub-paragraph (ii) below, a resolution approved at a duly convened and constituted meeting of Directors of the Company or of a committee of Directors of the Company by the affirmative vote of a majority of the Directors present at the meeting who voted except that where a Director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(ii)         a resolution consented to in writing by all Directors or by all members of a committee of Directors of the Company, as the case may be;

(y)         Resolution of Members means a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted;

(z)         Seal means any seal which has been duly adopted as the common seal of the Company;

(aa)       SEC means the United States Securities and Exchange Commission;

(bb)       Securities means Shares, other securities and debt obligations of every kind of the Company, and including without limitation options, warrants, rights to receive Shares or other securities or debt obligations;

(cc)       Securities Act means the United States Securities Act of 1933, as amended;

(dd)       Share means a share issued or to be issued by the Company and Shares shall be construed accordingly;

(ee)       Treasury Share means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

Annex A-5

(ff)         written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

12.2       In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)         a Regulation is a reference to a regulation of the Articles;

(b)         a Clause is a reference to a clause of the Memorandum;

(c)         voting by Member is a reference to the casting of the votes attached to the Shares held by the Member voting;

(d)         the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended; and

(e)         the singular includes the plural and vice versa.

12.3       Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

12.4       Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

Annex A-6

We, Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands, for the purpose of incorporating a BVI business company under the laws of the British Virgin Islands hereby sign this Memorandum of Association.

Dated 13 July 2021

Incorporator

Signed for and on behalf of Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands
SGD: Toshra Glasgow
Signature of authorised signatory

Toshra Glasgow

Annex A-7

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

ARTICLES OF ASSOCIATION

OF

MultiMetaVerse Holdings Limited

A COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ON [DATE]

1            REGISTERED SHARES

1.1         Every Member is entitled to a certificate signed by a Director of the Company or under the Seal specifying the number of Shares held by him and the signature of the Director and the Seal may be facsimiles.

1.2         Any Member receiving a certificate shall indemnify and hold the Company and its Directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3         If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4         Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the rules of the Designated Stock Exchange permit otherwise.

1.5         Subject to the Act and the rules of the Designated Stock Exchange, the Board of Directors without further consultation with the holders of any Shares or Securities may resolve that any class or series of Shares or other Securities in issue or to be issued from time to time may be issued, registered or converted to uncertificated form and the practices instituted by the operator of the relevant system. No provision of these Articles will apply to any uncertificated shares or Securities to the extent that they are inconsistent with the holding of such shares or securities in uncertificated form or the transfer of title to any such shares or securities by means of a relevant system.

1.6         Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the Board of Directors, in its absolute discretion, may think fit (subject always to the requirements of the relevant system concerned). The Company or any duly authorised transfer agent shall enter on the register of members how many Shares are held by each member in uncertificated form and certificated form and shall maintain the register of members in each case as is required by the relevant system concerned. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles which applies only in respect of certificated shares or uncertificated shares.

1.7         Nothing contained in Regulation 1.5 and 1.6 is meant to prohibit the Shares from being able to trade electronically. For the avoidance of doubt, Shares shall only be traded and transferred electronically upon consummation of the IPO.

2            SHARES

2.1         Subject to the provisions of these Articles and, where applicable, the rules of the Designated Stock Exchange, the unissued Shares of the Company shall be at the disposal of the Directors and Shares and other Securities may be issued and option to acquire Shares or other Securities may be granted at such times, to such Eligible Persons, for such consideration and on such terms as the Directors may by Resolution of Directors determine.

Annex A-8

2.2         Without prejudice to any special rights previously conferred on the holders of any existing Preferred Shares, any Preferred Shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise as the Directors may from time to time determine.

2.3         Section 46 of the Act does not apply to the Company.

2.4         A Share may be issued for consideration in any form, including money, a promissory note, real property, personal property (including goodwill and know-how) or a contract for future services.

2.5         No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)         the amount to be credited for the issue of the Shares; and

(b)         that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.6         The Company shall keep a register (the share register) containing:

(a)         the names and addresses of the persons who hold Shares;

(b)         the number of each class and series of Shares held by each Member;

(c)         the date on which the name of each Member was entered in the share register; and

(d)         the date on which any Eligible Person ceased to be a Member.

2.7         The share register may be in any such form as the Directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the Directors otherwise determine, the magnetic, electronic or other data storage form shall be the original share register.

2.8         A Share is deemed to be issued when the name of the Member is entered in the share register.

2.9         Subject to the provisions of the Act, Shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the Directors before or at the time of the issue of such Shares may determine. The Directors may issue options, warrants, rights or convertible securities or securities or a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or Securities on such terms as the Directors may from time to time determine.

3            [INTENTIONALLY DELETED]

4            FORFEITURE

4.1         Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

4.2         A written notice of call specifying the date for payment to be made shall be served on the Member who defaults in making payment in respect of the Shares.

4.3         The written notice of call referred to in Regulation 4.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

4.4         Where a written notice of call has been issued pursuant to Regulation 4.2 and the requirements of the notice have not been complied with, the Directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

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4.5         The Company is under no obligation to refund any moneys to the Member whose Shares have been cancelled pursuant to Regulation 4.4 and that Member shall be discharged from any further obligation to the Company.

5            TRANSFER OF SHARES

5.1         Subject to the Memorandum, certificated shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration. A member shall be entitled to transfer uncertificated shares by means of a relevant system and the operator of the relevant system shall act as agent of the Members for the purposes of the transfer of such uncertificated shares.

5.2         The transfer of a Share is effective when the name of the transferee is entered on the share register.

5.3         If the Directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)         to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)         that the transferee’s name should be entered in the share register notwithstanding the absence of the instrument of transfer.

5.4         Subject to the Memorandum, the personal representative of a deceased Member may transfer a Share even though the personal representative is not a Member at the time of the transfer.

6            DISTRIBUTIONS

6.1         The Directors of the Company may, by Resolution of Directors, authorise a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

6.2         Dividends may be paid in money, shares, or other property.

6.3         The Company may, by Resolution of Directors, from time to time pay to the Members such interim dividends as appear to the Directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

6.4         Notice in writing of any dividend that may have been declared shall be given to each Member in accordance with Regulation 22 and all dividends unclaimed for three years after such notice has been given to a Member may be forfeited by Resolution of Directors for the benefit of the Company.

6.5         No dividend shall bear interest as against the Company.

7            REDEMPTION OF SHARES AND TREASURY SHARES

7.1         The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted or required by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

7.2         The purchase, redemption or other acquisition by the Company of its own Shares is deemed not to be a distribution where:

(a)         the Company purchases, redeems or otherwise acquires the Shares pursuant to a right of a Member to have his Shares redeemed or to have his shares exchanged for money or other property of the Company, or

(b)         the Company purchases, redeems or otherwise acquires the Shares by virtue of the provisions of section 179 of the Act.

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7.3         Sections 60, 61 and 62 of the Act shall not apply to the Company.

7.4         Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

7.5         All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

7.6         Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

7.7         Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of Directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

8            MORTGAGES AND CHARGES OF SHARES

8.1         Unless a Member agrees otherwise, a Member may by an instrument in writing mortgage or charge his Shares.

8.2         There shall be entered in the share register at the written request of the Member:

(a)         a statement that the Shares held by him are mortgaged or charged;

(b)         the name of the mortgagee or chargee; and

(c)         the date on which the particulars specified in subparagraphs (a) and (b) are entered in the share register.

8.3         Where particulars of a mortgage or charge are entered in the share register, such particulars may be cancelled:

(a)         with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)         upon evidence satisfactory to the Directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the Directors shall consider necessary or desirable.

8.4         Whilst particulars of a mortgage or charge over Shares are entered in the share register pursuant to this Regulation:

(a)         no transfer of any Share the subject of those particulars shall be effected;

(b)         the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)         no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

9            MEETINGS AND CONSENTS OF MEMBERS

9.1         Any Director of the Company may convene meetings of the Members at such times and in such manner and places within or outside the British Virgin Islands as the Director considers necessary or desirable. The Company may, but shall not (unless required by the Act or the rules of the Designated Stock Exchange) be obliged to hold a general meeting in each calendar year as its AGM at such date and time as may be determined by the Directors and shall specify the meeting as such in the notices calling it.

9.2         Upon the written request of the Members entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the Directors shall convene a meeting of Members.

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9.3         The Director convening a meeting of Members shall give not less than 10 nor more than 60 days’ written notice of such meeting to:

(a)         those Members whose names on the date the notice is given appear as Members in the share register of the Company and are entitled to vote at the meeting; and

(b)         the other Directors.

9.4         The Director convening a meeting of Members shall fix in the notice of the meeting the record date for determining those Members that are entitled to vote at the meeting.

9.5         A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

9.6         The inadvertent failure of a Director who convenes a meeting to give notice of a meeting to a Member or another Director, or the fact that a Member or another Director has not received notice, does not invalidate the meeting.

9.7         A Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member.

9.8         The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

9.9         The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

MultiMetaVerse Holdings Limited

I/We being a Member of the above Company HEREBY APPOINT ……………………………………………………………………………..…… of ……………………………………...……….…………..………… or failing him …..………………………………………………….…………………….. of ………………………………………………………..…..…… to be my/our proxy to vote for me/us at the meeting of Members to be held on the …… day of …………..…………, 20…… and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this …… day of …………..…………, 20……

……………………………

Member

9.10       The following applies where Shares are jointly owned:

(a)         if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)         if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)         if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the share register in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

Annex A-12

9.11       A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and all Members participating in the meeting are able to hear each other.

9.12       A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the Shares entitled to vote on Resolutions of Members to be considered at the meeting. If the Company has two or more classes of shares, a meeting may be quorate for some purposes and not for others. A quorum may comprise a single Member or proxy and then such person may pass a Resolution of Members and a certificate signed by such person accompanied where such person holds a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Members.

9.13       If within two hours from the time appointed for the meeting of Members, a quorum is not present, the meeting, at the discretion of the Chairman of the Board of Directors shall either be dissolved or stand adjourned to a business day in the jurisdiction in which the meeting was to have been held at the same time and place, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares entitled to vote or each class or series of Shares entitled to vote, as applicable, on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall either be dissolved or stand further adjourned at the discretion of the Chairman of the Board of Directors.

9.14       At every meeting of Members, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Member or representative of a Member present shall take the chair.

9.15       The person appointed as chairman of the meeting pursuant to Regulation 9.14 may adjourn any meeting from time to time, and from place to place. For the avoidance of doubt, a meeting can be adjourned for as many times as may be determined to be necessary by the chairman and a meeting may remain open indefinitely for as long a period as may be determined by the chairman.

9.16       Voting at any meeting of the Members is by show of hands unless a poll is demanded by the chairman. On a show of hands every Member who is present in person (or, in the case of a Member being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every Member shall present in person (or, in the case of a Member being a corporation, by its duly authorized representative) or by proxy shall have one vote for each Share which such Member is the holder. Any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

9.17       Subject to the specific provisions contained in this Regulation for the appointment of representatives of Members other than individuals the right of any individual to speak for or represent a Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the Directors may in good faith seek legal advice and unless and until a court of competent jurisdiction shall otherwise rule, the Directors may rely and act upon such advice without incurring any liability to any Member or the Company.

9.18       Any Member other than an individual may by resolution of its Directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Members or of any class of Members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Member which he represents as that Member could exercise if it were an individual.

9.19       The chairman of any meeting at which a vote is cast by proxy or on behalf of any Member other than an individual may at the meeting but not thereafter call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Member shall be disregarded.

9.20       Directors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

Annex A-13

9.21       Any action required or permitted to be taken by the Members of the Company must be effected by a meeting of the Company, such meeting to be duly convened and held in accordance with these Articles.

10          DIRECTORS

10.1       [INTENTIONALLY DELETED]

10.2       The Directors shall be elected by Resolution of Members or by Resolution of Directors, and shall be removed by Resolution of Directors with or without cause or removed by the Members only for cause by resolution of Members.

10.3       No person shall be appointed as a Director of the Company unless he has consented in writing to act as a Director.

10.4       The minimum number of Directors shall be one and there shall be no maximum number of Directors.

10.5       Each Director holds office for the term fixed by the Resolution of Members or Resolution of Directors appointing him.

10.6       A Director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice. A Director shall resign forthwith as a Director if he is, or becomes, disqualified from acting as a Director under the Act.

10.7       The Directors may at any time appoint any person to be a Director either to fill a vacancy or as an addition to the existing Directors. Where the Directors appoint a person as Director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a Director ceased to hold office.

10.8       A vacancy in relation to Directors occurs if a Director dies or otherwise ceases to hold office prior to the expiration of his term of office.

10.9       The Company shall keep a register of Directors containing:

(a)         the names and addresses of the persons who are Directors of the Company;

(b)         the date on which each person whose name is entered in the register was appointed as a Director of the Company;

(c)         the date on which each person named as a Director ceased to be a Director of the Company; and

(d)         such other information as may be prescribed by the Act.

10.10     The register of Directors may be kept in any such form as the Directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of Directors.

10.11     The Directors, or if the Shares (or depository receipts therefore) are listed or quoted on a Designated Stock Exchange, and if required by the Designated Stock Exchange, any committee thereof, may, by a Resolution of Directors, fix the remuneration of Directors with respect to services to be rendered in any capacity to the Company. The Directors shall also be entitled to be paid all out of pocket expenses properly incurred by them in connection with activities on behalf of the Company.

10.12     A Director is not required to hold a Share as a qualification to office.

10.13     Prior to the consummation of any transaction with:

(a)         any affiliate of the Company;

(b)         any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company;

Annex A-14

(c)         any Director or executive officer of the Company and any relative of such Director or executive officer; and

(d)         any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by a person referred to in Regulations 10.13(b) and (c) or over which such a person is able to exercise significant influence, such transaction must be approved by a majority of the members of the Board of Directors who do not have an interest in the transaction, such directors having been provided with access (at the Company’s expense) to the Company’s attorney or independent legal counsel, unless the disinterested directors determine that the terms of such transaction are no less favourable to the Company than those that would be available to the Company with respect to such a transaction from unaffiliated third parties.

10.14     Board Observers. The designation of a Board Observer shall be at the sole discretion of the Directors. In the exercise of such discretion, the Directors shall have regard to the terms of the any agreements or other contractual arrangements that the Company is a party to from time to time. A Member may, upon the terms and conditions as the Directors may agree with the relevant Member, designate a Board Observer to attend any meetings of the Directors or of any committee of the Directors.

11          POWERS OF DIRECTORS

11.1       The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors of the Company. The Directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The Directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Members.

11.2       If the Company is the wholly owned subsidiary of a holding company, a Director of the Company may, when exercising powers or performing duties as a Director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

11.3       Each Director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each Director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the Director believes to be the best interests of the Company.

11.4       Any Director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the Directors, with respect to the signing of consents or otherwise.

11.5       The continuing Directors may act notwithstanding any vacancy in their body.

11.6       The Directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

11.7       All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

11.8       Section 175 of the Act shall not apply to the Company.

12          PROCEEDINGS OF DIRECTORS

12.1       Any one Director of the Company may call a meeting of the Directors by sending a written notice to each other Director.

12.2       The Directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the notice calling the meeting provides.

Annex A-15

12.3       A Director is deemed to be present at a meeting of Directors if he participates by telephone or other electronic means and all Directors participating in the meeting are able to hear each other.

12.4       A Director may by a written instrument appoint an alternate who need not be a Director, any such alternate shall be entitled to attend meetings in the absence of the Director who appointed him and to vote or consent in place of the Director until the appointment lapses or is terminated.

12.5       A Director shall be given not less than three days’ notice of meetings of Directors, but a meeting of Directors held without three days’ notice having been given to all Directors shall be valid if all the Directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a Director at a meeting shall constitute waiver by that Director. The inadvertent failure to give notice of a meeting to a Director, or the fact that a Director has not received the notice, does not invalidate the meeting.

12.6       A meeting of Directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of Directors, unless there are only two Directors in which case the quorum is two.

12.7       If the Company has only one Director the provisions herein contained for meetings of Directors do not apply and such sole Director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Members. In lieu of minutes of a meeting the sole Director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

12.8       At meetings of Directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the Directors present shall choose one of their number to be chairman of the meeting. If the Directors are unable to choose a chairman for any reason, then the oldest individual Director present (and for this purpose an alternate Director shall be deemed to be the same age as the Director that he represents) shall take the chair. In the case of an equality of votes at a meeting of Directors, the Chairman of the Board shall have a casting vote.

12.9       An action that may be taken by the Directors or a committee of Directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of Directors consented to in writing by all Directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more Directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last Director has consented to the resolution by signed counterparts.

13          COMMITTEES

13.1       The Directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more Directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

13.2       The Directors have no power to delegate to a committee of Directors any of the following powers:

(a)         to amend the Memorandum or the Articles;

(b)         to designate committees of Directors;

(c)         to delegate powers to a committee of Directors;

(d)         to appoint Directors;

(e)         to appoint an agent;

(f)          to approve a plan of merger, consolidation or arrangement; or

(g)         to make a declaration of solvency or to approve a liquidation plan.

13.3       Regulations 13.2(b) and (c) do not prevent a committee of Directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

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13.4       The meetings and proceedings of each committee of Directors consisting of 2 or more Directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of Directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

14          OFFICERS AND AGENTS

14.1       The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Chief Executive Officer, a President, a Chief Financial Officer (in each case there may be more than one of such officers), one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

14.2       The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board (or Co-Chairman, as the case may be) to preside at meetings of Directors and Members, the Chief Executive Officer (or Co-Chief Executive Officer, as the case may be) to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the Chief Executive Officer (or Co-Chief Executive Officer, as the case may be) but otherwise to perform such duties as may be delegated to them by the Chief Executive Officer (or Co-Chief Executive Officer, as the case may be), the secretaries to maintain the share register, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

14.3       The emoluments of all officers shall be fixed by Resolution of Directors.

14.4       The officers of the Company shall hold office until their death, resignation or removal. Any officer elected or appointed by the Directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

14.5       The Directors may, by a Resolution of Directors, appoint any person, including a person who is a Director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the Directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Regulation 13.1. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The Directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

15          CONFLICT OF INTERESTS

15.1       A Director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other Directors of the Company.

15.2       For the purposes of Regulation 15.1, a disclosure to all other Directors to the effect that a Director is a member, Director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

15.3       Provided that the requirements of Regulation 10.13 have first been satisfied, a Director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)         vote on a matter relating to the transaction;

(b)         attend a meeting of Directors at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purposes of a quorum; and

Annex A-17

(c)         sign a document on behalf of the Company, or do any other thing in his capacity as a Director, that relates to the transaction,

and, subject to compliance with the Act and these Articles shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

16          INDEMNIFICATION

16.1       Subject to the limitations hereinafter provided the Company shall indemnify, hold harmless and exonerate against all direct and indirect costs, fees and Expenses of any type or nature whatsoever, any person who:

(a)         is or was a party or is threatened to be made a party to any Proceeding by reason of the fact that such person is or was a Director, officer, key employee, adviser of the Company or who at the request of the Company; or

(b)         is or was, at the request of the Company, serving as a Director of, or in any other capacity is or was acting for, another Enterprise.

16.2       The indemnity in Regulation 16.1 only applies if the relevant Indemnitee acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the Indemnitee had no reasonable cause to believe that his conduct was unlawful.

16.3       The decision of the Directors as to whether an Indemnitee acted honestly and in good faith and with a view to the best interests of the Company and as to whether such Indemnitee had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

16.4       The termination of any Proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the relevant Indemnitee did not act honestly and in good faith and with a view to the best interests of the Company or that such Indemnitee had reasonable cause to believe that his conduct was unlawful.

16.5       The Company may purchase and maintain insurance, purchase or furnish similar protection or make other arrangements including, but not limited to, providing a trust fund, letter of credit, or surety bond in relation to any Indemnitee or who at the request of the Company is or was serving as a Director, officer or liquidator of, or in any other capacity is or was acting for, another Enterprise, against any liability asserted against the person and incurred by him in that capacity, whether or not the Company has or would have had the power to indemnify him against the liability as provided in these Articles.

17          RECORDS

17.1       The Company shall keep the following documents at the office of its registered agent:

(a)         the Memorandum and the Articles;

(b)         the share register, or a copy of the share register;

(c)         the register of Directors, or a copy of the register of Directors; and

(d)         copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

17.2       If the Company maintains only a copy of the share register or a copy of the register of Directors at the office of its registered agent, it shall:

(a)         within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)         provide the registered agent with a written record of the physical address of the place or places at which the original share register or the original register of Directors is kept.

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17.3       The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the Directors may determine:

(a)         minutes of meetings and Resolutions of Members and classes of Members;

(b)         minutes of meetings and Resolutions of Directors and committees of Directors; and

(c)         an impression of the Seal, if any.

17.4       Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

17.5       The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

18          REGISTERS OF CHARGES

18.1       The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)         the date of creation of the charge;

(b)         a short description of the liability secured by the charge;

(c)         a short description of the property charged;

(d)         the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)         unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)          details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

19          CONTINUATION

The Company may by Resolution of Members or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

20          SEAL

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The Directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one Director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any Director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

21          ACCOUNTS AND AUDIT

21.1       The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

21.2       The Company may by Resolution of Members call for the Directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

Annex A-19

21.3       The Company may by Resolution of Members call for the accounts to be examined by auditors.

21.4       If the Shares are listed or quoted on a Designated Stock Exchange that requires the Company to have an audit committee, the Directors shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

21.5       If the Shares are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and, if required, shall utilise the audit committee for the review and approval of potential conflicts of interest.

21.6       If applicable, and subject to applicable law and the rules of the SEC and the Designated Stock Exchange:

(a)         at the AGM or at a subsequent general meeting in each year, the Members shall appoint an auditor who shall hold office until the Members appoint another auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall during, his continuance in office, be eligible to act as auditor;

(b)         a person, other than a retiring auditor, shall not be capable of being appointed auditor at an AGM unless notice in writing of an intention to nominate that person to the office of auditor has been given not less than ten days before the AGM and furthermore the Company shall send a copy of such notice to the retiring auditor; and

(c)         the Members may, at any meeting convened and held in accordance with these Articles, by resolution remove the auditor at any time before the expiration of his term of office and shall by resolution at that meeting appoint another auditor in his stead for the remainder of his term.

21.7       The remuneration of the auditors shall be fixed by Resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the Designated Stock Exchange and the SEC.

21.8       The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Members at which the accounts are laid before the Company or shall be otherwise given to the Members.

21.9       Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the Directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

21.10     The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Members at which the Company’s profit and loss account and balance sheet are to be presented.

22          NOTICES

22.1       Any notice, information or written statement to be given by the Company to Members may be given by personal service by mail, facsimile or other similar means of electronic communication, addressed to each Member at the address shown in the share register.

22.2       Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

22.3       Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

23          VOLUNTARY WINDING UP

The Company may by a Resolution of Members or by a Resolution of Directors appoint a voluntary liquidator.

Annex A-20

We, Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands, for the purpose of incorporating a BVI business company under the laws of the British Virgin Islands hereby sign these Articles of Association.

Dated 13 July 2021

Incorporator

Signed for and on behalf of Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands
SGD: Toshra Glasgow
Signature of authorised signatory

Toshra Glasgow

Annex A-21